TRANSMISSÃO PAULISTA

RECEIVED
2008 JAN 23 A 5:19

Data *São Paulo, January 16, 2008*

Ref.CT/FR/0001/2008

08000346

SUPPL

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing copies of the Minutes of the Board of Directors Meeting held on January 15, 2008 regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Gabriela Las Casas Sanches
Investor Relations

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

TRANSMISSÃO PAULISTA

CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ/MF 02.998.611/0001-04
NIRE 35300170571

MINUTES OF THE ONE HUNDRED AND SIXTY-NINE BOARD OF DIRECTORS MEETING

On the 15th (fifteenth) day of the month of January 2008, at 11:00 a.m., pursuant to its convening by the Chairman, and in the form of an extraordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista met through electronic communication according to the 2nd and 3rd paragraphs of Article 21 of the Company Bylaws, in the presence of the directors as named and signed below. Luis Fernando Alarcón, chairman of the Board of Directors submitted to the appreciation of the meeting the only item on the agenda, **"Credit of Intermediary Dividends"**. Following the discussion of this item, the majority of the Board of Directors members **approved** the credit of dividends, in accordance with the Corporate Law and the Company's Bylaws, to the Company's shareholders on January 15, 2008, ex-right in Brazil at January 22, 2008, at a total amount of R$170,000,123.89, corresponding to R$ 1.138762 per share with payment data, during the current fiscal year, to be defined by the Company Statutory Officers. The floor being offered to the members of the meeting and no further issues being raised, the Chairman declared the meeting closed, these minutes of the Meeting of the Board of Directors being duly drafted. The said minutes having been read and found correct, were approved and signed by the Secretary and by the Directors present. Luis Fernando Alarcón Mantilla, Fernando Augusto Rojas Pinto, César Augusto Ramírez Rojas, Fernando José Tenório Acosta, Fernando Maida Dall´Acqua, Guido Alberto Nule Amin, Isaac Yanovich Farbaiarz, Luisa Fernanda Lafaurie Rivera, Rogério da Silva and Orlando José Cabrales Martinez.

São Paulo, January 15, 2008

Maria Ignez Mendes de Vinhaes da Costa
Secretary

END